# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perfect Moment Ltd., CIK 0001849221
CUSIP: 713715100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 244 5th Ave, Ste 1219, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001844136

## Reporting persons
- X3 Higher Moment Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,172,858; sole dispositive power 0; shared dispositive power 3,172,858; aggregate amount beneficially owned 3,172,858 (9.9% of the class)
  Comment: 1. Shared voting and dispositive power includes an aggregate 3,204,908 shares of Common Stock (as defined herein) to be issued upon the exercise of the Warrants (as defined herein) beneficially owned by the Reporting Person, subject to the Blocker (as defined herein).
  
  2. Percent of class is calculated based off of a total number of outstanding shares of common stock as of August 27, 2025 of 32,049,075, as provided by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Perfect Moment Ltd.
Address of issuer's principal executive offices: 244 5th Ave, Ste 1219, New York, NY, 10001

## Item 2. Person Filing
Name of person filing: X3 Higher Moment Fund LLC
Address of principal business office or, if none, residence:
c/o X Cubed Capital Management, LLC
3033 Excelsior Boulevard, Ste. 343
Minneapolis, MN 55416
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Person is deemed to be the beneficial owner of 3,172,858 shares of the issuer's common stock ("Common Stock"), as a result of its ownership of (i) 3,172,858 shares of Common Stock, and (ii) warrants (the "Warrants") to purchase up to 3,204,908 shares of Common Stock at an exercise price of $0.46822 per share, but subject to the Blocker (as defined herein). The Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.9% of the Common Stock outstanding as a result of the exercise (the "Blocker").

As of August 27, 2025, the Reporting person is deemed to beneficially own 9.9% of the Issuer's outstanding shares of Common Stock. Percent of class is calculated based on 32,049,075 shares of Common Stock outstanding as of such date as provided by the Issuer, subject to the Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,172,858
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,172,858

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- X3 Higher Moment Fund LLC: /s/ Toby Maitland Hudson, Toby Maitland Hudson, Partner, Head of Portfolio Management (09/04/2025)